Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

September 9, 2022

Loan Lauren Nguyen, Legal Branch Chief

Liz Packebusch, Staff Attorney

Karl Hiller, Accounting Branch Chief

John Cannarella, Staff Accountant

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 7 to Registration Statement on Form F-3
Filed September 9, 2022
File No. 333-257806

Dear Ms. Nguyen, Ms. Packebusch, Mr. Hiller and Mr. Cannarella:

In response to the comments set forth in your letter dated August 19, 2022, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 7 to the Registration Statement on Form F-3 (the “Amendment 7”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 7 compared against the Pre-effective Amendment 6 to the Registration Statement on Form F-3 filed on July 29, 2022 for your review.

Prospectus Summary, page 4

1.	We understand from your August 16, 2022 response that while you consider the intercompany payables of the VIE as monetary liabilities, have adjusted the balances using the current exchange rate pursuant to FASB ASC 830-20-35-2, and are reporting the adjustments as a component of equity pursuant to FASB ASC 830-20-35- 3(b); you do not consider the corresponding intercompany receivables to be monetary and are therefore using a historical exchange rate in translating these to the reporting currency.

We do not see how you are able to support the characterization of the intercompany balances as both monetary and non-monetary within the consolidated entity or how this would obviate the need to apply the guidance in FASB ASC 830-30-45-3a, which indicates the intercompany receivables would also be translated at the current exchange rate, and would generally yield amounts that are in agreement with the intercompany payables as expressed in RMB.

In other words, it appears that the intercompany receivables in the first two columns would be credited, collectively by $5,509,828, while accumulated other comprehensive income in the first two columns would be debited, collectively by the same amount, which would obviate the need for the $5,509,828 elimination.

Please revise all of your consolidating balance sheet presentations in a similar fashion, or explain to us why you believe this guidance would not apply to you under the circumstances. If you have relied upon other authoritative guidance in formulating your view, please identify the specific guidance and explain your rationale.

We have revised throughout the disclosure accordingly on pages 15-16 and on pages 18-20.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

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